

05041742

SECU[illegible] [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CEROS BROKER SERVICE, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 MONSIGNOR O'BRIEN HIGHWAY
(No. and Street)

CAMBRIDGE (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. KOPPEL, CPA 781-407-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRAY, GRAY & GRAY, LLP
(Name – *if individual, state last, first, middle name*)

34 SOUTHWEST PARK (Address) WESTWOOD (City) MA (State) 02090 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



PROCESSED
APR 29 2005
THOMSON
FINANCIAL
RECEIVED
APR 11 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK HAUSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CEROS BROKER SERVICE, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


SUSAN R. FARRIS
Notary Public
My Commission Expires
July 14, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

CEROS BROKER SERVICE, INC. [13]

SEC FILE NO. 8-47955 [14]

FIRM I.D. NO. 37869 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

17 MONSIGNOR O'BRIEN HIGHWAY [20]
(No. and Street)

CAMBRIDGE [21] MA [22] 02141 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/04 [24]

AND ENDING (MM/DD/YY) 12/31/04 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. KOPPEL, CPA [30]

(Area Code) — Telephone No. 781-407-0300 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the March day of 24, 2005

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GRAY, GRAY & GRAY, LLP [70]

ADDRESS

34 SOUTHWEST PARK [71]	WESTWOOD [72]	MA [73]	02090 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 8-47955 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 10,078 [200]		$ 10,078 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	112,074 [290]		112,074 [800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants [9]		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		[430]		$ [850]
8. Securities owned not readily marketable:				
A. At Cost [8]	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160] [10]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		[12]	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670] [14]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	1,388 [680]	1,388 [920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous [11]		[530]	3,958 [720]	3,958 [930]
16. TOTAL ASSETS		$ 122,152 [540] [13]	$ 5,346 [740]	$ 127,498 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	13,827	1170			13,827	1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Acrued expenses and other liabilities		1190				1670
F. Other	18 266	1200		1380	266	1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		25 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 14,093 [1230]	$ [1450]	$ 14,093 [1760]

Ownership Equity			Total
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			28 150,000 [1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			(36,595) [1794]
E. Total			113,405 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 113,405 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 127,498 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800				$ 113,405	3480
2. Deduct Ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				113,405	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				0	3520
B. Other (deductions) or allowable credits (List)				33 0	3525
5. Total capital and allowable subordinated liabilities				$ 113,405	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		$ 5,346	3540		
1. Additional charges for customers' and non-customers' security accounts		$	3550		
2. Additional charges for customers' and non-customers' commodity accounts			3560		
B. Aged fail-to-deliver			3570		
1. Number of items	29 3450				
C. Aged short security differences-less reserve of	$ 3460	30	3580		
number of items	3470				
D. Secured demand note deficiency			3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges			3600		
F. Other deductions and/or charges			3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			3615		
H. Total deductions and/or charges				(5,346)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 108,059	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities committments		$	3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Bankers' acceptances, certificates of deposit and commercial paper		31	3680		
2. U.S. and Canadian government obligations			3690		
3. State and municipal government obligations			3700		
4. Corporate obligations			3710		
5. Stocks and warrants			3720		
6. Options			3730		
7. Arbitrage			3732		
8. Other securities		32 2,011	3734		
D. Undue Concentration			3650		
E. Other (List)			3736	(2,011)	3740
10. Net Capital				$ 106,048	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	940	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	101,048	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	104,639	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	14,093	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	14,093	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	13.29	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	13.29	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of:			
A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from	010104	3932	to 12/31/04	3933
CEROS BROKER SERVICE, INC.	Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$ 177,033	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions			66,357	3938
d. All other securities commissions			151,503	3939
e. Total securities commissions			357,568	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			11,836	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			562	3995
12. Total revenue			$ 407,291	4030

EXPENSES

Item			Amount	Code
13. Registered representative's compensation			$	4110
14. Clerical and administrative employees' expenses				4040
15. Salaries and other employment costs for general partners, and voting stockholder officers			21,760	4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)			213,976	4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications				4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			3,714	4195
27. Other expenses			153,381	4100
28. Total expenses			$ 392,831	4200

NET INCOME

Item			Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			14,460	4210
30. Provision for Federal income taxes (for parent only)				4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 14,460	4230

MONTHLY INCOME

Item			Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) .... 46 $ ____ [4340]
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B) .... ____ [4350]
3. Monies payable against customers' securities loaned (see Note C) .... ____ [4360]
4. Customers' securities failed to receive (see Note D) .... ____ [4370]
5. Credit balances in firm accounts which are attributable to principal sales to customers .... ____ [4380]
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days .... ____ [4390]
7. **Market value of short security count differences over 30 calendar days old .... ____ [4400]
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days .... 47 ____ [4410]
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days .... ____ [4420]
10. Other (List) .... ____ [4425]
11. TOTAL CREDITS .... $ ____ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3 .... $ ____ [4440]
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver .... ____ [4450]
14. Failed to deliver of customers' securities not older than 30 calendar days .... ____ [4460]
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F) .... ____ [4465]
16. Other (List) .... 48 ____ [4469]
17. **Aggregate debit items .... $ ____ [4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i) .... (____) [4471]
19. **TOTAL 14c3-3 DEBITS .... $ ____ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) .... 49 $ ____ [4480]
21. Excess of total credits over total debits (line 11 less line 19) .... ____ [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits .... ____ [4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period .... ____ [4510]
24. Amount of deposit (or withdrawal) including $ ____ [4515] value of qualified securities .... ____ [4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ [4525] value of qualified securities .... $ ____ [4530]
26. Date of deposit (MMDDYY) .... ____ [4540]

FREQUENCY OF COMPUTATION

27. Daily 50 ____ [4332] Weekly ____ [4333] Monthly ____ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PAR

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

COMPUTATION FOR DETERMINATIC RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDEJLE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on y disclosed basis.
Name of clearing firm 51 ______ [4335] ______ X [4570]

D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control uirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondeposseesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c. Notes A and B .... $ ______ [4586]
   A. Number of items .... ______ [4587]
2. Customers' fully paid securities and excess margin securities for which instructio reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags wh result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ ______ [4588]
   A. Number of items .... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintaiysical possession or control of customers' fully paid and excess margin securities have been tested and are funcing in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities requiredy Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respoent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in reonse thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which resultom normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected fothe broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 6(calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Item		Code		Code
1. **Equity Capital**				
A. Partnership Capital:				
1. General Partners 65	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other) 66		4760		
4. Other (describe below)		4770		
2. **Subordinated Liabilities**				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. **Other Anticipated Withdrawals**				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans 67		4860		
C. Other (describe below)		4870		
Total			$	4880

4. **Description of Other**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 98,945	4240
A. Net income (loss)			14,460	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$	4272		4270
2. Balance, end of period (From Item 1800)			$ 113,405	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER CEROS BROKER SERVICE, INC. as of 12/31/04

FINANCIAL AND OPERATIONAL DATA

		Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days		
	A. breaks long	$ [4890]	[4900]
	B. breaks short	72 $ [4910]	74 [4920]
2.	Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [4930]	No [4940]
3.	Personnel employed at end of reporting period:		
	A. Income producing personnel		[4950]
	B. Non-income producing personnel (all other)		[4960]
	C. Total		[4970]
4.	Actual number of tickets executed during current month of reporting period		[4980]
5.	Nunber of corrected customer confirmations mailed after settlement date		[4990]

	No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6. Money differences	69 [5000]	$ [5010]	[5020]	75 $ [5030]
7. Security suspense accounts	[5040]	$ [5050]	[5060]	$ [5070]
8. Security difference accounts	[5080]	$ [5090]	[5100]	$ [5110]
9. Commodity suspense accounts	[5120]	$ [5130]	[5140]	$ [5150]
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	[5160]	$ [5170]	[5180]	$ [5190]
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	[5200]	71 $ [5210]	73 [5220]	$ [5230]
12. Open transfers over 40 calendar days, not confirmed	[5240]	$ [5250]	[5260]	$ [5270]
13. Transactions in reorganization accounts — over 60 calendar days	70 [5280]	$ [5290]	[5300]	76 $ [5310]
14. Total	[5320]	$ [5330]	[5340]	$ [5350]

	No. of Items	Leger Amount	Market Value
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	[5360]	$ [5361]	[5362]
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	[5363]	$ [5364]	[5365]

17.	Security concentrations (See instructions in Part I):	
	A. Proprietary positions	$ [5370]
	B. Customers' accounts under Rule 15c3-3	$ [5374]
18.	Total of personal capital borrowings due within six months	$ [5378]
19.	Maximum haircuts on underwriting commitments during the period	77 $ [5380]
20.	Planned capital expenditures for business expansion during next six months	$ [5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent	$ [5384]
22.	Lease and rentals payable within one year	$ [5386]
23.	Aggregate lease and rental commitments payable for entire term of the lease	
	A. Gross	$ [5388]
	B. Net	$ [5390]

OMIT PENNIES


CEROS

2004

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2004

CEROS BROKER SERVICE, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

DECEMBER 31, 2004

AUDITED FINANCIAL STATEMENTS

OTHER FINANCIAL INFORMATION


GRAY GRAY & GRAY, LLP
60 Years
... and Counting
CERTIFIED PUBLIC ACCOUNTANTS
VISION ◦ DIRECTION ◦ SUCCESS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ceros Broker Service, Inc.

We have audited the accompanying statements of financial condition of **Ceros Broker Service, Inc.** as of December 31, 2004 and 2003, and the statements of operations and accumulated deficit and cash flows - direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Ceros Broker Service, Inc**. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information section, presented for the purposes of additional analysis, is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 15, 2005

34 SOUTHWEST PARK ◦ WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 ◦ FAX: 781-407-0303 ◦ E-MAIL: GGG@GGGCPAS.COM ◦ WEB: WWW.GGGCPAS.COM

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2004	December 31, 2003
CURRENT LIABILITIES		
Accounts payable	$ 13,828	$ 19,480
Other payables	266	266
TOTAL CURRENT LIABILITIES	14,094	19,746
STOCKHOLDER'S EQUITY		
Common stock, Class A, voting, $1.00 par value	150,000	150,000
Accumulated deficit	(36,596)	(51,055)
TOTAL STOCKHOLDER'S EQUITY	113,404	98,945
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 127,498	$ 118,691

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

	Year Ended December 31,	
	2004	2003
INCOME		
Commissions and service revenues	395,455	$ 312,073
Net unrealized (loss) from investment activities	-	(17)
Management fees	11,836	14,653
TOTAL INCOME	407,291	326,709
OPERATING EXPENSES		
General and administrative expenses	391,715	337,133
Depreciation	1,117	1,399
TOTAL OPERATING EXPENSES	392,832	338,532
INCOME (LOSS) BEFORE PROVISION FOR STATE INCOME TAXES	14,459	(11,823)
PROVISION FOR STATE INCOME TAXES		
NET INCOME (LOSS)	14,459	(11,823)
ACCUMULATED DEFICIT AT BEGINNING OF YEAR	(51,055)	(39,232)
ACCUMULATED DEFICIT AT END OF YEAR	$ (36,596)	$ (51,055)

The accompanying notes are an integral part of these financial statements.

	Year Ended December 31,	
	2004	2003
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:		
Net income (loss)	$ 14,459	$ (11,823)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	1,117	1,399
Net realized and unrealized (gain) loss	-	17
(Increase) decrease in assets:		
Commissions receivable	(8,524)	(1,519)
Prepaid expenses	(1,927)	(631)
Due from affiliate	-	61,932
Employee advances	-	2,000
Increase (decrease) in liabilities:		
Accounts payable	(5,652)	6,332
TOTAL ADJUSTMENTS	(14,986)	69,530
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (527)	$ 57,707

The accompanying notes are an integral part of these financial statements.

CEROS BROKER SERVICE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - BUSINESS

Principal Business Activity - Ceros Broker Service, Inc. is an introducing broker in the business of trading securities. The Company is a registered member of the Securities and Exchange Commission, the National Association of Securities Dealers, and is registered with various state securities commissions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment - Property and equipment are stated at cost, less accumulated depreciation. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation is computed using the straight-line and accelerated methods.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Income tax expense includes federal and state taxes currently payable and, when material, deferred taxes arising from temporary differences between income from financial reporting and tax purposes and also operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At December 31, 2004, deferred tax assets and liabilities were immaterial.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash - During the course of the normal business cycle the Company, at times, maintains on deposit cash balances in excess of FDIC insured limits.

NOTE 3 - PROPERTY AND EQUIPMENT

The estimated useful lives used for computing depreciation are as follows:

	2004	2003	Estimated Useful Lives
Property and equipment	$ 11,919	$ 11,919	5 – 7 Years
Less accumulated depreciation	10,531	9,414	
	$ 1,388	$ 2,505	

NOTE 4 - INCOME TAXES

In 2003, the Company did not reflect a provision for income taxes because it had an operating loss. In 2004, current federal and state income taxes on approximately $16,000 of taxable income were offset by the use of net operating loss carryforwards; therefore, the Company did not reflect a provision for income taxes. As of December 31, 2004, the Company has approximately $76,000 of net operating loss carryforwards available to offset future taxable income.

The net deferred tax amounts included in the accompanying statements of financial condition include the following amounts of deferred tax assets and liabilities as of December 31:

	2004		2003	
	Current	Noncurrent	Current	Noncurrent
Deferred tax asset	$ 5,955	$ -	$ 11,100	$ -
Deferred tax liability	-	-	-	-
Valuation allowance	(5,955)	-	(11,100)	-
Deferred tax asset (liability), net	$ -	$ -	$ -	$ -

The deferred tax asset results from net federal and state operating loss carryforwards. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the reliability of the deferred tax asset such that a full valuation allowance has been recorded.

NOTE 5 - REGULATORY REQUIREMENTS

Pursuant to net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $106,048 and $92,409 at December 31, 2004 and 2003, respectively. The minimum net capital requirement is $5,000.

Exemptive Provision Under Rule 15c3-3 - The Company, as an introducing broker, is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3 from maintaining a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6 - RELATED PARTY TRANSACTIONS

Economic Dependency - The Company is affiliated with other companies in the same line of business. Ninety-five percent of the Company's commissions are earned from transactions with these affiliates. Per a written agreement, a foreign corporation with the same ownership refers customers who purchase securities through the Company. A significant portion (55% in 2004 and 60% in 2003) of the commissions earned, on these transactions are paid back to the foreign affiliate as commission expense. In 2003, this affiliate was also reimbursing the Company for certain operational costs.

Total commissions paid back, net of reimbursed costs totaled $213,976 and $182,866 for the years ended December 31, 2004 and 2003, respectively. The Company received management fees of $11,836 and $14,653 from an affiliate in 2004 and 2003, respectively. The management fees relate to administrative charges to the related party.

Approximately 5% and 10% of the Company's commissions are earned from entities that are related to an officer of the Company for the years ended December 31, 2004 and 2003.

NOTE 7 - CAPITAL STRUCTURE

As of December 31, 2004 and 2003, the Company had 200,000 shares of Class A voting, $1 par value common stock authorized, and 150,000 shares issued and outstanding.

OTHER FINANCIAL INFORMATION


GRAY GRAY & GRAY, LLP
60 Years
...and Counting

CERTIFIED PUBLIC ACCOUNTANTS
VISION ◦ DIRECTION ◦ SUCCESS

INDEPENDENT AUDITORS' REPORT ON OTHER FINANCIAL INFORMATION

Board of Directors
Ceros Broker Service, Inc.

Our audits for the years ended December 31, 2004 and 2003 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 15, 2005

34 SOUTHWEST PARK ◦ WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 ◦ FAX: 781-407-0303 ◦ E-MAIL: GGG@GGGCPAS.COM ◦ WEB: WWW.GGGCPAS.COM

CEROS BROKER SERVICE, INC.

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

	Year Ended December 31,	
	2004	2003
Officer's salary	$ 21,760	$ 27,200
Commissions expense	213,976	182,866
Clearing charges	114,339	94,266
Professional fees	23,428	18,727
Office	7,797	4,951
Payroll and other taxes	4,275	2,851
Dues and registrations	3,714	2,106
Telephone	1,791	2,106
Insurance	635	2,060
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	$ 391,715	$ 337,133


GRAY GRAY
GRAY, LLP

CERTIFIED PUBLIC ACCOUNTANTS
VISION ◦ DIRECTION ◦ SUCCESS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Ceros Broker Service, Inc.

In planning and performing our audits of the financial statements of **Ceros Broker Service, Inc.** for the years ended December 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Ceros Broker Service, Inc.** that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

34 SOUTHWEST PARK ◦ WESTWOOD, MASSACHUSETTS 02090
TEL: 781-407-0300 ◦ FAX: 781-407-0303 ◦ E-MAIL: GCG@GGGCPAS.COM ◦ WEB: WWW.GGGCPAS.COM


GRAY GRAY & GRAY, LLP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be for any other purpose.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

March 15, 2005